

April 19, 2010

<u>via U.S. mail and facsimile</u>

Mr. Kevin R. Evans, Chief Executive Officer
EnergyConnect Group, Inc.
901 Campisi Way, Suite 260
Campbell, CA 95008

> **RE: EnergyConnect Group, Inc.**
> **Form 8-K/A Item 4.01**
> **Filed April 15, 2010**
> **File No. 0-26226**

Dear Mr. Evans:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

1. We note that you revised the date of determination of dismissal from April 7, 2010 to April 8, 2010. Our prior first comment was made based on the determination that the date of change in accountant was April 7, 2010. However, if you have determined that such date is instead April 8, 2010, the disclosure in the third paragraph should also be accordingly revised. That is, revise your filing to state, if true, that during the two most recent fiscal years ended January 2, 2010 and January 3, 2009 and the subsequent period through April 8, 2010, there were no such disagreements. Refer to Item 304(a)(1)(iv).

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

*   *   *   *

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant